October 17, 2019

Casey McGarvey
Chief Legal Officer
Purple Innovation, Inc.
123 East 200 North
Alpine, Utah 84004

       Re: Purple Innovation, Inc.
           Registration Statement on Form S-3
           Filed October 11, 2019
           File No. 333-234186

Dear Mr. McGarvey:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Kate McHale at (202) 551-3464 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Manufacturing